 Exhibit 99.1

Mountain Province Diamonds Announces Successful Analyst Site Tour, Repurchases of Senior Secured Second Lien Notes, and Details of Second Quarter 2022 Earnings Release and Conference Call

TSX and OTCQX: MPVD

TORONTO and NEW YORK, July 25, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTC: MPVD) is pleased to announce the successful completion of its first analyst site tour since 2019, taking place on Wednesday July 20th. The Company also wishes to announce that it has entered into separate, privately negotiated transactions with certain holders of its outstanding 8.000% Senior Secured Second Lien Notes due 2022 (the "Notes") to repurchase for cancellation approximately US$26.4 million aggregate principal amount of the Notes for an aggregate cash repurchase price of approximately US$25.4 million (collectively, the "Repurchases").

Additionally, the company wishes to provide details for the release of its Q2 2022 earnings release and conference call.

Site Tour

Mountain Province Diamonds hosted a Site Tour to the Gahcho Kué Mine on July 20th, with financial analysts and advisors in attendance. In addition to visiting the active mining/processing areas of Gahcho Kué, the tour also visited the Kelvin Exploration Camp, where all recent exploration activity at the Kennady North Project, as well as the imminent summer 2022 drill program will be executed from. Present at the site tour was covering Equity Research Analyst Kieron Hodgson of Panmure Gordon, a UK-based Investment Bank which has coverage on the Company. Access to his research can be found via equity research portal Research-Tree.com.

The Company cautions that any such research provides a third-party view of the Company and is not endorsed by the Company.  The Company will not redistribute third-party reports or otherwise republish or update such reports, but will maintain a list of analysts who cover the Company.

Mark Wall, the Company's President and Chief Executive Officer, commented:

"We were extremely pleased to host the financial community for a site tour, the first tour since 2019, and an opportunity for us to showcase the Kennady exploration properties and the Gahcho Kué operations.  The tour came on the back of our press release on the growth potential of the Hearn orebody and we continue to focus on mine extension possibilities."

Repurchases of Senior Secured Second Lien Notes

The Company has entered into separate, privately negotiated transactions with certain holders of its outstanding 8.000% Senior Secured Second Lien Notes due 2022 (the "Notes") to repurchase for cancellation approximately US$26.4 million aggregate principal amount of the Notes for an aggregate cash repurchase price of approximately US$25.3 million (collectively, the "Repurchases"). The last of the Repurchases is expected to close on or about July 26, 2022. Following the cancellation of the repurchased Notes, approximately US$273.5 million aggregate principal amounts of Notes will remain outstanding

Mountain Province may from time to time seek to repurchase additional Notes in open-market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will be upon such terms and at such prices as may be determined by the Company and the counterparty and will depend upon prevailing market conditions, the Company's liquidity requirements and other factors.

This news release is not an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Earnings Release and Conference Call Details

The Company will host its quarterly conference call on Wednesday August 10th, 2022 at 11:00am EST. Prior to the conference call, the Company will release Q2 2022 financial results on August 9th, after-market.

Conference Call Dial-in Details:

Title: Mountain Province Diamonds Inc Q2 Earnings Conference Call

Conference ID: 56265156
Date of call: 08/10/2022
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://app.webinar.net/EjQrB08Bd0K

Participant Toll-Free Dial-In Number:             (+1) 888-390-0546
Participant International Dial-In Number:       (+1) 416-764-8688

A replay of the webcast and audio call will be available on the Company's website.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2022/25/c1977.html

%CIK: 0001004530

For further information: Investor Contact: Rich Matthews, Partner, Integrous Communications, Phone: (604) 757-7179, E-mail: rmatthews@integcom.us, www.integcom.us; Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 25-JUL-22